Exhibit 99.1

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Initial Results from Ongoing Infill Drilling Campaign at its Nussir Project and Further Deep Drilling Exploration Results

TORONTO, Ontario – August 10, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM), is pleased to announce new drilling results from its ongoing surface infill program at the Company’s Nussir Project (the “Project”), currently under construction in Finnmark, Norway. The infill program, initiated in March, aims to increase confidence in the Project’s reserves, and particularly the proven category. The program is ongoing, having originally started closest to initial planned mining locations, and progressing westwards. Also included in this release are further results from the 1.2 km deep exploration campaign.

Fig 1.  Infill and Deep Exploration Drilling Location Map with the Measured, Indicated and Inferred Resources (2026 Feasibility)

INFILL DRILLING ASSAY HIGHLIGHTS

This news release includes assays from 12 surface infill holes. The HQ diamond drill (“DD”) holes total 2,628.6 m with starting depths ranging from 146.8 m to 459.8 m.

The 12 holes listed below test a strike length of over 700 m of the current Indicated Resource nearest the initial planned production areas, confirming mineralization continuity in areas with previously sparse intersections and with structural complexity. The intersections aim to upgrade the area to a Measured Resource while providing structural and geotechnical data that strengthen the understanding of structural controls on mineralization and the mine design.

The complete list of assay results, including true thickness estimates, are presented in Table 1. In addition to the grades listed below, NUS-DD-26-08 intersected 0.6 m at 0.69 g/t Pt and 0.42 g/t Pd.  This provides additional insight to previous showings of palladium and platinum previously encountered in hole NUS-DD-14-001.

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

Table 1. Length-weighted assay returns above the cut-off grade of 0.30% Cu from the ongoing infill drilling program

Hole ID		From	To	True Thickness	Cu	Au	Ag	CuEq
		m	m	m	%	g/t	g/t	%
GT-DD-26-05		179.0	181.0	1.4	1.36	0.18	13.4	1.60
	Including			0.7	1.65	0.28	16.1	1.98
NUS-DD-26-01		122.6	124.3	1.5	1.97	0.11	19.8	2.21
	Including			0.9	2.37	0.15	24.2	2.67
NUS-DD-26-02		122.3	124.0	1.6	1.93	0.15	20.2	2.20
	Including			0.8	3.59	0.29	35.9	4.08
NUS-DD-26-03		124.4	127.5	3.0	1.19	0.07	11.4	1.33
	Including			0.9	2.73	0.19	26.4	3.07
NUS-DD-26-04		135.7	139.6	3.2	1.17	0.08	11.9	1.32
	Including			0.7	2.59	0.25	24.5	2.97
NUS-DD-26-05		216.9	217.9	0.9	0.35	0.004	6.9	0.40
NUS-DD-26-06		265.0	266.0	0.7	2.68	0.14	44.9	3.14
NUS-DD-26-08		179.7	181.4	1.1	1.53	0.11	27.0	1.82
	Including			0.5	1.97	0.07	35.9	2.30
NUS-DD-26-09		118.4	119.4	0.8	0.32	0.04	4.3	0.38
NUS-DD-26-10		224.3	227.8	1.9	1.13	0.12	20.3	1.37
	Including			0.5	2.40	0.29	43.3	2.95
NUS-DD-26-12	No intervals above cut-off grade
NUS-DD-26-13		123.0	125.0	1.7	1.47	0.09	25.1	1.74
	Including			0.8	2.28	0.16	38.5	2.70

1. Metal prices assumed were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au and coefficient factors of 0.00781 for Ag and 0.740 for Au
2. The applied formula for copper equivalent was: CuEq% = Cu%_Grade + (0.00781 * Ag_Grade) + (0.74 * Au_Grade)
3. Metallurgical recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical test work completed in 2022
4. The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost $26.20/t of ore
5. True thickness was calculated using: True Thickness = (From - To) * sin (intersection alpha angle)

6. True thickness metres have been rounded to one decimal place

The sections and plan view shown in Figures 2, 3 and 4 provide a reference to the current Measured and Indicated Resource. Section A-A’ shows a fan patterned that was aimed at a previous corridor of sparse drilling close to the area of earliest planned mine development and production. Holes such as GT-DD-26-05 were extended to assess ground conditions in areas of planned underground infrastructure. The fan confirms the presence of thicker mineralization in this area of the mineralized horizon, with intersects of up to 3.16 m in hole NUS-DD-26-04 returning copper grades above the cut-off grade of 0.3%.

The infill drilling seen in Sections B-B’, C-C’, E-E’ and F-F’ targeted shallow areas that were not tested in previous drilling, leaving this mineralized horizon unsampled and poorly defined, particularly the diabase intrusive that runs parallel to the mineralization. Holes such as NUS-DD-26-01 and NUS-DD-26-02 alleviate such issues and have subsequently yielded strong results.

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

Section D-D’ shows a portion of the mineralized horizon that is affected by the presence of a large fault. Consequently, previous Mineral Resource Estimates have been very conservative in this area which resulted in a break in the existing mine design. The analysis of these results constrains the fault boundaries and indicates additional tonnages extending from the known Measured Resource. Based on these findings, the Mineral Resource Estimate (MRE) will be updated, leading to an optimized mine design.

Fig 2. Plan view map displaying current infill drill hole locations across the Nussir project

Fig 3. New drills and Mineral Resource Estimate

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

A
A'
South
North
NUS-DD-26-03
3.0m@1.33% CuEq
NUS-DD-26-04
3.2m @ 1.32 CuEq
GT-DD-26-05
1.4m @ 1.60 CuEq
0m
100m
B
B'
South
North
NUS-DD-26-01
1.5m @ 2.21 CuEq
0m
100m
C
C'
South
North
NUS-DD-26-02
1.6m @ 2.20 CuEq
0m
100m
D
D'
South
North
NUS-DD-26-05
0.9m @ 0.40%CuEq
NUS-DD-26-06
0.7m @ 3.14% CuEq
NUS-DD-26-10
1.9m @ 1.37% CuEq
0m
100m
BLUE MOON METALS
NUSSIR – 2026 Drilling
Cu %
>1
>0.5
>0.3
<0.3
Mineralized horizon
New assays
Diabase
Tuff
Basalt
Sandstone- Siltstone
Conglomerates- Sandstones
Section width: 100 m
View azimuth: 255°

Fig 4. Sections of Infill Drilling with New Assays

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

DEEP EXPLORATION DRILLING PROGRAM

Blue Moon continues to expand the high-grade, deep mineralization in the western limb of the Nussir project, following up on the recommendations outlined in the NI 43-101 Technical Report by Adam Wheeler where a high-grade intercept of 9.7 meters at 1.22% CuEq in hole NUS-DD-14-001 was identified at a depth of 1.2 km.

The Company previously announced results from this zone in its April 15, 2026 news release, showcasing 2 successful intercepts of this high-grade zone returning 1.75% Cu, 0.16 g/t Au and 27.91 g/t Ag (2.08% CuEq) over 6.7 meters (NUS-DD-1401-02 at 1,166.5 meters) and 0.86% Cu, 0.16 g/t Au and 27.75 g/t Ag (1.19% CuEq) over 3.0 meters (NUS-DD-1401-03A at 1,120.7 meters).

This additional intersection is not only encouraging for the continuity of mineralization but also its thickness between the deeper intersections from April’s press release and the existing resource defined in the 2025 Mineral Resource Estimate. Observations such as those shown in Figure 4 and the section in Figure 5, as well as those from beyond the mineralized horizon, are key to understanding the mineralization variability and zonation within the deposit. Hypotheses generated during continued studies of vein paragenesis and structural mapping strengthen the geological model and will guide further exploration programs.

Table 2. Length-weighted assay returns above the cut-off grade of 0.30% Cu from the ongoing deep exploration program

EXPLORATION DRILLING
Hole ID		From	To	True Thickness	Cu	Au	Ag	CuEq
		m	m	m	%	g/t	g/t	%
NUS-DD-26-07		917.4	922.9	3.7	1.39	0.05	16.8	1.56
	Including			0.6	2.30	0.05	15.0	2.45
1. Metal prices assumed were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au and coefficient factors of 0.00781 for Ag and 0.740 for Au
2. The applied formula for copper equivalent was: CuEq% = Cu%_Grade + (0.00781 * Ag_Grade) + (0.74 * Au_Grade)
3. Metallurgical recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from the Nussir Project Feasibility Study, dated April 16, 2026, and filed on SEDAR+ which stem from SGS metallurgical test work completed in 2022
4. The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost US$26.20/t of ore
5. True thickness was calculated using: True Thickness = (From - To) * sin (intersection alpha angle)
6. True thickness metres have been rounded to one decimal place

Fig 4. NUS-DD-26-07: 1.39% Cu, 0.05 g/t Au, 16.8 g/t Ag over 3.5m. Bornite-Chalcopyrite mineralization in siltstone host at 922.7 m. The image depicts a vein, rich in bornite with minor chalcopyrite, truncated by a later fracture, itself presenting chalcopyrite. The image shows clear evidence of multiple mineralization phases, which are being regularly noted by logging staff at Nussir. Findings such as this provide exciting prospects and theories for the department.

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

Fig 5. Section G-G’ - deep exploration drillhole NUS-DD-26-07

SAMPLING AND QA/QC

Drill core currently produced at Nussir are in both NQ and HQ diameters; the 2026 winter-spring infill program was drilled in HQ for greater sample yield for ongoing metallurgical test work. This HQ drill core was sampled with half sawn core for metallurgical test work and quarter core for multi-element analysis. The NQ drill core, produced from all other programs, will use half core samples for multi-element analysis. The remaining half and quarter core will be retained by Blue Moon for future reference.

Starting in March 2026, Blue Moon’s samples from Q1 drilling have been shipped and delivered to ALS Piteå in Sweden. Such material has also been complemented by previously unsampled, mineralized material, from historical drill cores stored at The Geological Survey of Norway’s drill core archive at Løkken. Samples are prepared at ALS Piteå before being shipped to ALS’s facility in Ireland where they are subjected to fire assay and multi-element analysis (currently ME-ICP61 & PGM-ICP24). The ALS laboratory in Piteå maintains ISO 17025 accreditation via SWEDAC.

Sample size is stipulated to be 1 meter, while acknowledging boundaries such as lithological contacts. The current procedure is to sample 15 meters to either side of known and visual mineralization. QA/QC samples, in the form of sample blanks, duplicates and certified reference materials (“CRM”) are currently inserted every 8th sample, equating to an insertion rate of 12.5%. Duplicates are quarter core whilst CRM material, closely matched to the Nussir mineralization, is supplied from OREAS.

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

Extension of Engagement of Outside the Box Capital

Blue Moon is pleased to announce that it has extended its engagement of Outside The Box Capital Inc. (“Outside The Box Capital”), a marketing services firm at 2202 Green Orchard Place, Oakville, Ontario L6H 4V4, founded by Jason Coles and Kelvin Coelho, to provide marketing and investor awareness services (the “Services”). The prior announcement on March 6, 2026, which expired on September 9, 2026, will be extended to November 8, 2026.

The Services will include, but are not limited to, planning and creating social media content, assisting the Company with its various social media channels, increasing investor awareness in new communities, and producing feature content about the Company on its own and other third-party media platforms.

The Company will make a follow-on payment of US$175,000 to Outside The Box Capital for the remaining term of the engagement subject to TSXV acceptance. No securities will be issued as compensation.

Outside The Box Capital has no direct relationship with the Company other than pursuant to this engagement. To the best of the Company’s knowledge, as of the date hereof, Outside The Box Capital, including its directors and officers, does not own, directly or indirectly, any securities of the Company, nor does it have any right to acquire such securities. Outside The Box Capital may acquire securities of the Company in the open market in the future; however, it will not receive any securities as compensation for the Services.

Winning Media LLC Agreement

The Company has entered into an investor relations and digital marketing services agreement dated August 4, 2026 with Winning Media LLC ("Winning Media"), an arm's length service provider based in Houston, Texas.

Under the terms of the agreement, Winning Media will provide a range of investor relations and digital marketing services, including programmatic advertising, financial content distribution, influencer outreach, native advertising, podcast placements, email and SMS campaigns, and other online marketing initiatives designed to increase market awareness of the Company.

The agreement is for an initial term of three (3) months, commencing upon TSXV acceptance. In consideration for the services, the Company will pay Winning Media a total upfront fee of US$100,000. No securities will be issued to Winning Media as compensation.

Winning Media and its principals are arm's length to the Company and, to the knowledge of the Company, do not currently own any securities of the Company.

QUALIFIED PERSONS

The technical and scientific information of this news release has been reviewed and approved by Mr. Lazaros Dalampiras, MAusIMM, CP(Geo), Blue Moon’s Head of Mineral Resources, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	August 10, 2026 26-27 TSXV: MOON; NASDAQ: BMM

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of multiple projects across jurisdictions. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the risk that exploration activities will not result in finding economically viable mineralization; uncertainties inherent in exploration and drilling, including geological, technical, and metallurgical risks; inaccurate or incomplete geological models or interpretations; operational risks such as equipment failure, contractor performance, accidents; environmental, health and safety risks; adverse weather or seasonal access constraints; changes in laws, regulations, or government policies; community or stakeholder opposition; fluctuations in commodity prices and currency exchange rates; cost overruns; and risks related to the availability of capital and financing. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.